

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2025

Kip Eardley
President and Principal Executive Officer
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

> **Re: James Maritime Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-21322**

Dear Kip Eardley:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services